                                        Filed Pursuant to Rule 424(b)(3) and (c)
                                                              File No. 333-46988


                              CAMBRIDGE HEART, INC.

               PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 17, 2000
                    TO THE PROSPECTUS DATED OCTOBER 18, 2000

      On November 14, 2000, Cambridge Heart, Inc. filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. Attached hereto are financial information and management's discussion and analysis of financial condition and results of operations for the quarter ended September 30, 2000.

                              CAMBRIDGE HEART, INC.
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                                            December 31, 1999    September 30, 2000
                                                                            -----------------    ------------------
                                                                                                     (Unaudited)
Assets
Current assets:
Cash and cash equivalents ................................................   $  2,657,392              $  2,271,921
Marketable securities ....................................................      6,518,924                10,882,348
Accounts receivable, (net of allowance for doubtful
   accounts of $7,725 and $53,197 at December 31, 1999
   and September 30, 2000) ...............................................        577,156                   509,819
Inventory ................................................................        460,913                   502,081
Prepaid expenses and other current assets ................................        140,197                    95,642
                                                                             ------------              ------------
   Total current assets ..................................................     10,354,582                14,261,811

Fixed assets, net ........................................................        645,931                   810,086
Other assets .............................................................        453,097                   564,095
                                                                             ------------              ------------
                                                                             $ 11,453,610              $ 15,635,992
                                                                             ============              ============
Liabilities and stockholders' equity
Current liabilities:
Accounts payable .........................................................   $    679,660              $    467,281
Accrued expenses .........................................................        517,936                   658,163
Short term debt ..........................................................        206,727                    92,380
                                                                             ------------              ------------
Total current liabilities ................................................      1,404,323                 1,217,824
                                                                             ------------              ------------
Stockholder's equity:
Common stock, $.001 par value; 20,000,000 shares
   authorized; 13,921,357 and 17,046,310 shares issued
   and outstanding at December 31, 1999 and September 30, 2000,
   respectively ..........................................................         13,921                    17,046
Additional paid-in capital ...............................................     39,120,605                49,376,299
Accumulated deficit ......................................................    (29,035,803)              (34,945,130)
                                                                             ------------              ------------
                                                                               10,098,723                14,448,215
Less:  deferred compensation .............................................        (49,436)                  (30,047)
                                                                             ------------              ------------
   Total stockholders' equity ............................................     10,049,287                14,418,168
                                                                             ------------              ------------
                                                                             $ 11,453,610              $ 15,635,992
                                                                             ============              ============

                       See accompanying notes to condensed financial statements.

                              CAMBRIDGE HEART, INC.
                             STATEMENT OF OPERATIONS
                                   (UNAUDITED)


                                                                    Three months ended              Nine months ended
                                                                       September 30,                   September 30,
                                                               ----------------------------    ----------------------------
                                                                   1999            2000            1999            2000
                                                               ------------    ------------    ------------    ------------
Revenue ....................................................   $    540,298    $    432,839    $  1,635,121    $  1,303,322
Cost of goods sold .........................................        537,699         424,448       1,517,214       1,314,676
                                                               ------------    ------------    ------------    ------------
                                                                      2,599           8,391         117,907         (11,354)
Cost and expenses:
Research and development ...................................        699,332         677,224       2,086,515       2,263,201

Selling, general and administrative ........................      1,214,224       1,367,310       3,538,891       3,985,801
                                                               ------------    ------------    ------------    ------------
   Loss from operations ....................................     (1,910,957)     (2,036,143)     (5,507,499)     (6,260,356)

Interest income ............................................         80,048         102,307         211,236         351,029
                                                               ------------    ------------    ------------    ------------
Net loss ...................................................   $ (1,830,909)   $ (1,933,836)   $ (5,296,263)   $ (5,909,327)
                                                               ============    ============    ============    ============
Net loss per share basic and diluted .......................   $      (0.15)   $      (0.13)   $       (.46)   $       (.40)
                                                               ============    ============    ============    ============
Weighted average common shares outstanding basic and diluted
                                                                 11,865,739      15,097,940      11,546,176      14,753,727
                                                               ============    ============    ============    ============

                       See accompanying notes to condensed financial statements.

                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                          Nine months ended September 30,
                                                                         ---------------------------------
                                                                             1999            2000
                                                                         ------------    ------------
Cash flows from operating activities:
   Net loss ..........................................................   $ (5,296,263)   $ (5,909,327)
   Adjustments to reconcile net loss to net cash used for
   operating activities:
   Depreciation and amortization .....................................        399,297         400,595
   Loss on disposal of fixed assets ..................................         16,826
   Compensation expense on stock options .............................         27,855         106,564
   Changes in operating assets and liabilities:
      Accounts receivable ............................................        (94,863)         67,337
      Inventory ......................................................         28,505         (41,168)
      Prepaid expenses and other current assets ......................         33,225          44,555
      Other assets ...................................................         13,807            (383)
      Accounts payable and accrued expenses ..........................        (23,998)        (72,152)
                                                                         ------------    ------------
         Net cash used for operating activities ......................     (4,912,435)     (5,387,153)
                                                                         ------------    ------------
Cash flows from investing activities:
   Purchase of marketable securities .................................    (25,412,435)    (25,045,594)
Net maturity/sale of marketable securities ...........................     24,795,214      20,682,170
   Purchase of fixed assets ..........................................       (294,129)       (384,011)
   Capitalization of software development costs ......................       (208,644)       (308,181)
                                                                         ------------    ------------
         Net cash used in investing activity .........................     (1,119,994)     (5,055,616)
                                                                         ------------    ------------
Cash flows from investing activities:
         Proceeds from issuance of common stock, net of
             issuance costs ..........................................   4,726,489      10,171,645
         Net payment of bank credit line .............................           --          (114,347)
                                                                         ------------    ------------
             Net cash provided by financing activities ...............     (1,305,940)     10,057,298

Net decrease in cash and cash equivalents ............................     (1,305,940)       (385,471)
Cash and cash equivalents, beginning of year .........................      2,426,032       2,657,392
                                                                         ------------    ------------
Cash and cash equivalents, end of period .............................   $  1,120,092    $  2,271,921
                                                                         ============    ============

                       See accompanying notes to condensed financial statements.

                              CAMBRIDGE HEART, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



1.    NATURE OF BUSINESS

      Cambridge Heart, Inc. (the "Company"), was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiology specialists.

2.    BASIS OF PRESENTATION

      The condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements dated December 31, 1999 and the notes thereto included in the Company's 1999 Annual Report on Form 10-K. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2000, and the results of its operations and its cash flows for the six month periods ended September 30, 1999 and 2000, have been made. The results of operations for such interim periods are not necessarily indicative of the results for the full year or any future period.

3.    INVENTORIES

      Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first in, first out (FIFO) method.

4.    NET LOSS PER SHARE

      Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded 1,519,238 and 3,136,845 of potential common stock equivalents from the calculation of diluted weighted average share amounts for the three and nine month periods ended September 30, 1999 and 2000 respectively, as its inclusion would have been anti-dilutive.

5.    FINANCINGS

      In January 2000 the Company raised gross proceeds of $2.1 million less approximately $36,000 in issuance costs from the sale of 600,000 shares of Common Stock through a private placement with a single investor at a 10% discount to the final trading price of the Company's stock on the NASDAQ on January 11, 2000. In addition, warrants with a four year term for the purchase of 120,000 shares of Common Stock at $3.50 per share were issued. If the Company sells Common Stock in a capital raising transaction at a lower price per share over the next 12 months, the investor has the right to receive additional shares to adjust the price of the transaction. The sales agent, Sunrise Securities, Inc. received as commission 45,160 shares of common stock and warrants with a four year term for the purchase of 45,161 shares of Common Stock at $4.20 per share. The proceeds of the sale are being used to fund operations. A subsequent capital raising transaction was completed in September 2000. This transaction did not obligate the Company to issue to the investor additional shares as the share price of those shares issued did not fall below the $3.50 share price.

      In September 2000 the Company raised gross proceeds of $8.4 million less approximately $618,000 in issuance costs from the sale of 2,390,000 shares of Common Stock through a private placement at $3.50 per share, the final trading price of the Company's stock on the NASDAQ on September 13, 2000. In addition, warrants with a five year term for the purchase of 717,000 shares of Common Stock at $3.50 per share were issued. The sales agent, Sunrise Securities, Inc. received as commission warrants with a five year term for the purchase of 143,400 shares of Common Stock at $4.20 per share. The proceeds of the sale will be used to fund operations. This transaction did not require the Company to issue any additional shares under the terms of any previous financing agreements.

6.    NEW ACCOUNTING PRONOUNCEMENTS

      During April 2000, the Financial Accounting Standards Board issued Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion No. 25". Among other issues, FIN 44 clarifies (a) the definition of an employee,
      (b) the criteria for determining whether a stock award plan qualifies as non-compensatory, and (c) the accounting consequences of various award modifications. This interpretation became effective July 1, 2000. The adoption of FIN 44 did not have a significant impact on our financial position and results of operations. During June 2000, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101B, an amendment to SAB 101, "Revenue Recognition in Financial Statements". SAB 101B defers the required implementation of SAB 101 until the fiscal quarter ended December 31, 2000. The adoption of SAB 101 is not expected to have a significant effect on our financial position and results of operations.

      During June 2000, the Financial Accounting Standards Board issued Financial Accounting Standard ("FAS") No. 138, "Accounting for Certain Derivative Instruments - An amendment of FAS 133 "Accounting for Derivative Instruments and Hedging Activities". FAS 138 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect this to have a material impact on our financial position and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing such key problems in cardiac diagnosis as the identification of those at risk of sudden cardiac death, the early detection of coronary artery disease and the prompt and accurate diagnosis of heart attack. Clinical research conducted to date has demonstrated that the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of a cardiac event (ventricular tachyarrhythmia or sudden death). Sudden cardiac death accounts for approximately one-half of all cardiac related deaths, or about 350,000 in the United States each year.

      During the quarter ended September 30, 2000, we began the shipment of the stress test model of our new Heartwave System for the prediction of life threatening heart rhythm disturbances and sudden death via the measurement of Microvolt T-wave Alternans. The device utilizes our previously FDA cleared proprietary T-wave Alternans technology and disposable Micro-V Alternans Sensors. It attaches to any manufacturer's stress test system, to allow cardiologists to conduct an Alternans test. We will also introduce an electrophysiology "EP" model of the Heartwave which, when used together with an EP Lab system and our proprietary disposable Micro-V Alternans Sensors, will allow an electrophysiologist to perform an Alternans test in the EP Lab. The stress model will provide greater access to the market of potential customers who are interested in performing Alternans tests but who are not in the market for a new stress test system. The EP model will provide electrophysiologists the ability to measure T-wave Alternans while performing an EP study. We anticipate that the availability of this product will have a positive impact on our efforts to accelerate the rate of clinical use of our Alternans technology. During the quarter ended September 30, 2000, we received orders for a total of 10 Heartwave systems of which 4 stress models were shipped in September and the remaining 6 (5 EP models and 1 stress model) were in backlog at the end of the quarter. We anticipate that we will begin shipment of the EP model of the Heartwave by the end of the year.

      With the release to the market of our Heartwave system during the third quarter, we have begun to transition our sales efforts away from the CH2000 System to the new Heartwave Systems. Our experience during the third quarter has been that the Heartwave has a shorter selling cycle than that experienced with the CH2000.

      In September, we completed a transaction for the sale of 2,390,000 shares of our common stock through a private placement at $3.50 per share, the final trading price of our stock on the NASDAQ on September 13, 2000. The investors, led by Frontier Capital Management of Boston, Massachusetts, also received warrants with a five year term for the purchase of an additional 717,000 shares of Common at $3.50. We intend to use the proceeds to support the planned growth of our sales and field support organizations in the United States.

      We hired two new sales representatives in the U.S. bringing the total number of direct sales personnel to seven at the end of the third quarter. We anticipate that we will add an additional two or three representatives during the fourth quarter.

      We made progress during the quarter in the areas of reimbursement coverage and coding. Medicare began reimbursement in August for the Alternans Test through the new Prospective Payment System created by the Health Care Financing Administration for hospital outpatient costs. In addition, the Medicare payers in Texas and Florida began paying for Alternans Tests performed in a doctor's office. The Committee on Health Policy of the North American Society of Pacing and Electrophysiology, which we refer to as NASPE, announced their support of our application for the establishment of a new Current Procedural Terminology, which we refer to as CPT, code for the Alternans Test. NASPE is expected to provide notice of their support to the American College of Cardiology and to the American Medical Association which is the final decision-making body in the establishment of new CPT codes. The support of the Specialty practice is very important to our ability to obtain a unique CPT code for our Alternans Test.

      Earlier in the year, we entered into a strategic marketing alliance with Spacelabs Medical, Inc. The alliance provides for Spacelabs to market and distribute our Alternans software and proprietary Micro-V Alternans disposable sensors for use with Spacelabs' Burdicks stress test systems. The initial shipments under this agreement have been delayed from the fourth quarter of 2000 until the first quarter of 2001.

      A major British medical journal, The Lancet, published the results of a study that concluded that our T-Wave Alternans technology is the most effective non-invasive test off all the tests studied in identifying congestive heart failure patients at risk for developing life threatening abnormal heart rhythms. The study results suggest that the Microvolt T-Wave Alternans Test can help save lives by enabling clinicians to accurately assess the risk of sudden cardiac death among congestive heart failure patients with no prior history or symptoms of abnormal heart rhythms, and to initiate appropriate preventive therapy.

      In September 2000, we took a major step to strengthen our management team by adding David Chazanovitz as President and Chief Operating Officer. Mr. Chazanovitz will be responsible for the day to day operations of Cambridge Heart. Jeffrey M. Arnold, who resigned as President of Cambridge Heart in September 2000, will remain as our Chairman and Chief Executive Officer. Mr. Chazanovitz has over 28 years of sales, marketing and general management experience in the medical products market ranging from early stage device companies to larger more established businesses. As the former President of the C. R. Bard Electrophysiology and USCI divisions he has direct knowledge of the cardiology market. For the past five years, Mr. Chazanovitz has been a Divisional President for NMT Medical.

RESULTS OF OPERATIONS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000

      Revenue was $540,298 for the three month period ended September 30, 1999 and $432,839 for the three month period ended September 30, 2000, a decrease of 20%, highlighting the shift in U.S. sales from standard stress systems to Alternans Systems. Revenue was $1,635,121 for the nine month period ended September 30, 1999 and $1,303,322 for the nine month period ended September 30, 2000, a decrease of 20%. The overall decline in revenue is primarily attributable to the change in our sales focus away from standard stress systems to T-wave Alternans systems. Sales of standard stress test systems declined 58% for the nine months ended September 30, 2000 as compared to the nine months ended September 30, 1999 while revenue from the sale of T-wave Alternans product increased 17% for the same period. T-wave Alternans product now represents 64% of our total revenue as compared to 44% for the nine month periods ended September 30, 2000 and 1999.

      Our revenue recognition method for license fees is to recognize income ratably over the term of the license. License fee revenue represented $12,500 or 3% of the total revenue for the quarter ended September 30, 2000 as compared $0 for the same period in 1999. For the nine month period ended September 30, 2000, license fee revenue contributed $12,500, or 4%, of the total revenue decline as compared to the same period in 1999.

      Gross margin on products sold was less than 1% of revenue for the three month period ended September 30, 1999 and less than 2% of revenue for the three month period ended September 30, 2000. Gross margin was 7% of revenue for the nine month period ended September 30, 1999 and (1%) of revenue for the three month period ended September 30, 2000. The overall decline in margin percentage to sales reflects the effect of lower equipment sales volume on the utilization of fixed labor and overhead costs.

      Research and development expenses decreased from $699,332 in the three month period ended September 30, 1999 to $677,224 for the same period of 2000, a decrease of 3%. Costs associated with the development of our Heartwave product continued to account for the majority of expenses for the quarter. The focus of our fourth quarter research and development spending will be in support of the final phase of development of the Heartwave EP model. Research and development expenses were $2,086,515 for the nine month period ended September 30, 1999 and $2,263,201 for the nine month period ended September 30, 2000, an increase of 8%. This increase is attributable to the release of the Heartwave product.

      Selling, general and administrative expenses increased from $1,214,224 in the three month period ended September 30, 1999 to $1,367,310 in the same period in 2000, an increase of 13%. Selling, general and administrative expenses were $3,538,891 for the nine month period ended September 30, 1999 and $3,985,801 for the nine month period ended September 30, 2000. The increase reflects marketing promotional and communications costs associated with the introduction of the Heartwave. In addition, we added two new sales representatives and one new clinical support specialist to our U.S. field organization during the third quarter of 2000. These new hires coincide with the release of our Heartwave stress system in the third quarter. Hiring of additional sales representatives is expected to continue during the fourth quarter of 2000 and for the full year 2001. Spending continues in the area of reimbursement with our efforts targeted at gaining reimbursement from third party private payers and Medicare healthcare providers who clinically perform the Alternans Test. Selling, general and administrative expenses are expected to increase as revenues grow and we continue to expand our direct sales headcount.

      Interest income was $80,048 for the three month period ended September 30, 1999 compared to $102,307 for the same period in 2000. Interest income was $211,236 for the nine month period ended September 30, 1999 and $351,029 for the nine month period ended September 30, 2000. This increase resulted from a higher level of invested cash for the nine months ended September 30, 2000 when compared to the same period last year due to the equity financings completed during the current year.

LIQUIDITY AND CAPITAL RESOURCES

      During September 2000, we raised $7.7 million (net of issuance costs of $618,000) from the sale of 2,389,500 shares of common stock at a price of $3.50 per share. In addition we continue to utilize a $500,000 line of credit collateralized by selected customer accounts receivable. The amount of utilization of the credit line as of September 30, 2000 was approximately $92,000.

      As of September 30, 2000, we had cash, cash equivalents and marketable securities of $13,154,269. During the nine month period ended September 30, 2000, our cash, cash equivalents and marketable securities increased by $3,977,953 or 43%, consistent with its net loss for the nine month period of $5,909,327 net of proceeds from the sale of common stock in January 2000 of $2,064,000 and proceeds from the sale of common stock in September 2000 of $7,746,000.

      Inventory levels increased from $460,913 as of December 31, 1999 to $502,081 as of September 30, 2000. The inventory increase is mainly attributable to the planned build of Heartwave components in preparation for estimated shipments during the fourth quarter.

      Fixed asset additions during the year primarily represent increased clinical research units and the cost of capitalized production tooling and molds for the Heartwave product. We expect capital expenditure increases associated with the Heartwave will continue for the balance of Fiscal 2000. We do not expect capital expenditures to exceed an aggregate of $1,000,000 over the next year.

      Under the terms of various license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under these license agreements, which are creditable against royalties otherwise payable for each year, range from $10,000 to $40,000 per year in total through 2008. We are committed to pay an aggregate of $320,000 of such minimum license maintenance fees subsequent to September 30, 2000 as the technology is used. As part of these agreements, we are also committed to meet certain development and sales milestones, including a requirement to spend a minimum of $200,000 in any two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to certain technology covered by the consulting and technology agreements.

      We anticipate that our existing capital resources will be adequate to satisfy our capital requirements through the next twelve months.